U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X]  Form N-SAR

For Period Ended December 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-QSB
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

First PacTrust Bancorp, Inc. . Full Name of Registrant

Not Applicable Former Name if Applicable

18500 Von Karman Avenue, Suite 900 Address of Principal Executive Office (Street and Number)

Irvine, CA 92612 City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

First PacTrust Bancorp, Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 within the prescribed time period because the Company did not have sufficient time to complete the preparation of applicable disclosures following its determination, and the concurrence of its independent registered public accounting firm, regarding the amount of the valuation allowance to be taken for the Company's deferred tax assets.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Marangal I. Domingo	949	236-5400
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2011, the Company incurred a net loss of $2.7 million and a net loss to common shareholders of $3.3 million, or $(0.31) per common share, compared to net income of $2.8 million and net income to common shareholders of $1.9 million, or $0.37 per common share, for the year ended December 31, 2010. These changes primarily resulted from a $9.5 million increase in non-interest expense and the establishment of a $1.3 million deferred tax asset valuation allowance, which was partially offset by a $2.6 million increase in net interest income after provision for loan losses.

First PacTrust Bancorp, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2012	By: /s/ Marangal I. Domingo
Marangal I. Domingo Its: Executive Vice President and Chief Financial Officer